

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

VIA U.S. MAIL

Gary Silber, Esq.
GS Mortgage Securities Corporation II
200 West Street
New York, NY 10282-2198

> **Re:** **GS Mortgage Securities Corporation II**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed May 3, 2011**
> **File No. 333-171508**

Dear Mr. Silber:

We have reviewed your response to our letter dated January 28, 2011 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We note your response to prior comment two and reissue in part. Please revise your disclosure in the last sentence of the second full paragraph on page 47 of the prospectus for consistency with your response to prior comment two.

2. We note your response to prior comment six and reissue in part. Please remove the disclaimers in the last sentence of the first paragraph on page A-1, the last sentence of the carryover paragraph starting on page A-1, and the fourth sentence of paragraph (20) on page A-4.

Prospectus Supplement

Summary of Prospectus Supplement, page 13

Transaction Parties and Dates; Controlling Class Representative, page 16

3. We note your response to prior comment 15. Please revise this section to include a brief discussion of the information set forth in the risk factor beginning on page 105 of the prospectus supplement and the other conflicts of interest that may exist and the rights that may affect the certificateholders with respect to the Split- Loan Directing Holder and the Controlling Class Representative. Additionally, please revise the summary to include a

section which discusses the conflicts of interest that are set forth throughout the Risk
Factors section beginning on page 39 of the prospectus supplement.

The Mortgage Loans, page 22

Distributions; Servicing and Administrative Fees, page 30

4. We note your response to prior comment 18. The disclosure regarding the trustee fee set
    forth in the second paragraph of this section appears inconsistent with the disclosure of
    the trustee fee set forth on pages 151 and 162 of the prospectus supplement.
    Additionally, it does not appear that the administrative fee rate is set forth on Annex A as
    noted on page 30 and in several other places throughout the prospectus supplement.
    Please advise.

Risk Factors, page 39

5. We note your response to prior comment 21 and reissue. Please revise the second
    introductory paragraph. All material risks should be discussed in this section. If a risk is
    not deemed material, it should not be referenced.

6. We note your response to prior comment 22 and reissue in part. Please revise the risk
    factor captions to succinctly state the particular risk to be discussed. We note by way of
    example "Special Servicer May Be Directed To Take Actions" and "Book-Entry
    Registration." In addition, remove repetitive risk factors such as the second risk factor on
    page 85 of the prospectus supplement, which previously appears as the second risk factor
    on page 52 of the prospectus supplement or advise.

Description of the Mortgage Pool, page 119

Additional Indebtedness, page 124

7. We note your response to prior comment 24. Please advise as to how this response is
    consistent with Item 1 of Form 10-D and Item 1121 of Regulation AB. Additionally, we
    note that Item 1121(a) of Regulation S-K by its terms is not an exclusive list of
    information which may be material to distribution and pool performance.

Transaction Parties, page 142

The Originators; The Goldman Originators; Overview, page 146

8. We note your response to prior comment 27. Please include revised disclosure in the
    second paragraph of this section in the Description of the Mortgage Pool section as well.

Servicing Compensation and Payment of Expenses, page 156

9. We note your response to prior comment 30. We note your disclosure in the table beginning on page 161 that the Servicing Fee together with the Operating Advisor Fee Rate equals the Administrative Fee Rate. We also note your disclosure later in the same table that the Trustee Fee together with the Servicing Fee Rate is equal to the Administrative Fee Rate. Please revise your table for consistency or advise.

Ratings, page 244

10. We note your disclosure in the third to last full paragraph of this section. If material, please revise the Risk Factors section to discuss the risk set forth by this disclosure.

Annex E

11. We note your response to prior comment 39 that Annex E is subject to change in accordance with the terms of the related series. We also note your disclosure in the first paragraph of Annex E that exceptions to the representations and warranties are available from the underwriters and any conflicting disclosure between the prospectus supplement and the representations and warranties should be considered to be an exception to the representations and warranties in Annex E. Please advise as to why Annex E would conflict with disclosure in the prospectus supplement and exceptions would be available from the underwriters when this Annex is subject to change in accordance with the terms of the related series and all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Prospectus

Cover page

12. We note your response to prior comment 40. It appears that you contemplate that certificates or underlying mortgage loans may be insured or guaranteed by persons other than a government agency. If true, please revise to disclose how you intend to meet your obligations under Rule 190 of the Securities Act or advise. Please also revise the disclosure in the second paragraph after the table on the cover page of the prospectus supplement and the second full paragraph on page 35 of the prospectus so it is not inconsistent with the disclosure in the last sentence of the first paragraph of the prospectus cover page or advise. Finally, please provide a brief discussion in the base prospectus of the insurance or guarantee that may be provided.

Description of the Certificates, page 27

General, page 27

13. While we note your response to prior comment 41, it appears that the language "certain financial leases and similar arrangements equivalent to the mortgage loans" still appears in the first paragraph of this section. Please revise to remove this disclosure or advise.

Credit Enhancement, page 46

Overcollateralization, page 48

14. We note your response to prior comment 45. Please revise the prospectus supplement to include in the Summary of Prospectus Supplement bracketed disclosure for the percentage of such overcollateralization.

Part II

Item 16. Exhibits

15. While we note your response to prior comment 50, it appears that Exhibits 3.1 and 3.2 were never filed as an exhibit to the Depositor's Registration Statement (No. 333-136045) even though that registration statement states such exhibits were filed as exhibits to that registration statement. Please advise or file Exhibits 3.1 and 3.2 with your next amendment.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (212) 504-6666
        Michael S. Gambro, Esq.
        Cadwalader, Wickersham & Taft LLP